Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2004		2005		2006		2007		2008
Earnings:

Income from Continuing Operations before Provision for Income Taxes and Minority Interest	$166,735		$197,018		$224,218		$223,024		$224,867
Add: Fixed Charges	240,270		245,431		264,211		308,871		330,088
	$407,005		$442,449		$488,429		$531,895		$554,955

Fixed Charges:
Interest Expense, Net	$185,749		$183,584		$194,958		$228,593		$236,635
Interest Portion of Rent Expense	54,521		61,847		69,253		80,278		93,453
	$240,270		$245,431		$264,211		$308,871		$330,088
Ratio of Earnings to Fixed Charges	1.7	x	1.8	x	1.8	x	1.7	x	1.7	x